Exhibit 99(a)(1)(9)

FALCON FINANCIAL INVESTMENT TRUST

15 Commerce Road
Stamford, Connecticut 06902
January 31, 2005

Dear Shareholder:

        We are pleased to inform you that on January 19, 2005, Falcon Financial Investment Trust ("Falcon") entered into an Agreement and Plan of Merger (the "Merger Agreement") with iStar Financial Inc. ("iStar), a Maryland corporation, and Flash Acquisition Company LLC, a Maryland limited liability company and a wholly owned subsidiary of iStar ("iStar Subsidiary").

        Under the terms of the Merger Agreement, iStar is commencing today a tender offer to purchase all of Falcon's issued and outstanding common shares at a price of $7.50 per share, net to tendering shareholders in cash, without interest and subject to applicable tax withholdings. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York City time, on February 28, 2005. Following the successful completion of the tender offer, iStar Subsidiary will be merged with and into Falcon, and Falcon will become a wholly owned subsidiary of iStar. All of Falcon's shares not purchased in the tender offer (other than shares held by iStar and any of its subsidiaries, including iStar Subsidiary, and, if applicable, dissenting shareholders) will be converted in the merger into the right to receive the same consideration paid in the tender offer, without interest.

        The Falcon Board of Trustees has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to, and in the best interests of, the Falcon shareholders. Accordingly, the Falcon Board of Trustees recommends that you tender your shares to iStar Subsidiary pursuant to the tender offer.

        In arriving at their recommendations, the Falcon board gave careful consideration to a number of factors that are described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9, including, among other things, the opinion of Lehman Brothers Inc. to the effect that, as of the date of such opinion, the consideration to be received pursuant to the tender offer and the merger was fair to Falcon shareholders from a financial point of view.

        Also accompanying this letter is a copy of iStar Subsidiary's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of iStar Subsidiary's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Vernon B. Schwartz
Chief Executive Officer and Chairman of the Board of Trustees